SEC MAIL PROCESSING SECTION
RECEIVED
JUN 21 2006
WASH., D.C.
192

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON D.C. 20549

ORIGINAL

## FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005 or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

Commission file number : 333-118203 1-12162

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

06040018

REQUIRED INFORMATION

ITEM 4.

Financial Statements as of December 31, 2005 and 2004 and for the Year Ended December 31, 2005 and Supplemental Schedule as of December 31, 2005 and Report of Independent Registered Public Accounting Firm

PROCESSED
JUN 26 2006
THOMSON
FINANCIAL

# *BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan*

*Financial Statements as of*
*December 31, 2005 and 2004 and for the*
*Year Ended December 31, 2005, Supplemental*
*Schedule as of December 31, 2005, and*
*Report of Independent Registered Public*
*Accounting Firm*

# BORGWARNER MORSE TEC INC.,
# ITHACA PLANT RETIREMENT SAVINGS PLAN

## TABLE OF CONTENTS



NOTE: All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee and the
BorgWarner Morse TEC Inc.,
Ithaca Plant Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 19, 2006

Member of
Deloitte Touche Tohmatsu

# BORGWARNER MORSE TEC INC.,
# ITHACA PLANT RETIREMENT SAVINGS PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## AS OF DECEMBER 31, 2005 AND 2004
## (In thousands)

| | 2005 | 2004 |
|---|---|---|
| ASSETS: | | |
| Participant-directed investments in BorgWarner Inc. Retirement Savings Master Trust | $57,878 | $53,688 |
| Participant loans | 761 | 726 |
| Investments | 58,639 | 54,414 |
| Participant contributions receivable | 106 | |
| Company contributions receivable | 85 | - |
| Total assets | 58,830 | 54,414 |
| LIABILITIES | - | 9 |
| NET ASSETS AVAILABLE FOR BENEFITS | $58,830 | $54,405 |

See notes to financial statements.

# BORGWARNER MORSE TEC INC., ITHACA PLANT RETIREMENT SAVINGS PLAN

## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2005 (In thousands)

| | |
|---|---|
| ADDITIONS TO NET ASSETS: | |
| Investment income from the Master Trust | $ 4,139 |
| Contributions from participants | 2,274 |
| Contributions from the Company | 2,082 |
| Total additions to net assets | 8,495 |
| DEDUCTIONS FROM NET ASSETS: | |
| Participants' withdrawals | 3,955 |
| Net transfers to other BorgWarner Inc. plans | 83 |
| Administrative expenses | 32 |
| Total deductions from net assets | 4,070 |
| NET INCREASE | 4,425 |
| NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year | 54,405 |
| NET ASSETS AVAILABLE FOR BENEFITS—End of year | $ 58,830 |

See notes to financial statements.

### 1. DESCRIPTION OF PLAN

The following description of the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

*General*—The Plan is a participating plan in the BorgWarner Inc. Retirement Savings Master Trust (the "Master Trust"). The Plan sponsor is BorgWarner Morse TEC Inc. (the "Company"), a wholly owned subsidiary of BorgWarner Inc. (the "Corporation").

The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code ("IRC"), designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Corporation has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust.

The Committee has appointed T. Rowe Price Retirement Plan Services, Inc. and T. Rowe Price Trust Co. (the "Trustee") to perform the administrative, investment, and trustee services for the Plan and the Master Trust. This appointment was effective December 29, 2005, when responsibility for these services was transferred from Putnam Investor Services, Inc. and Putnam Fiduciary Trust.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

***Eligibility***—Hourly employees of the Company's Ithaca plant who are covered by the collective bargaining agreement between the Company and the Finger Lakes Lodge 2001, International Association of Machinists and Aerospace Workers become participants in the Plan upon date of hire.

***Participants' Accounts***—Individual accounts are maintained for each Plan participant, including:

*Company Retirement Account*—The Company contributes an amount to this account for each straight-time hour worked or for which employees receive holiday, vacation, jury duty, or bereavement pay, based on years of service and range from $0.23 per hour to $0.59 per hour. Employee cannot contribute to this account.

*Savings Account*—Participants may voluntarily contribute from 1% to 28% of their compensation to this account, subject to IRC limitations. Pretax deferrals into this account are limited to 10% for highly compensated employees. New employees are automatically enrolled at 3% upon completing 60 days of service, unless they elect not to participate or they elect a different percentage rate. The Company makes contributions equal to 100% of the first 3% of participant pre-tax contributions.

*Retiree Health Account*—Participants hired after October 4, 1998, can voluntarily contribute up to 25 cents per hour of service. The Company makes contributions equal to 100% of participants' contributions to this account, limited to $500 per year. No after-tax contributions are allowed.

***Investment Options***—Participants elect to invest their account balances (including current and accumulated contributions, current and accumulated company contributions on behalf of participants and earnings) into various investment options offered by the Plan, including collective-trust funds, investment contracts, mutual funds and the BorgWarner Inc. Stock Fund.

***Vesting***—Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100% upon: three years of vested service; or permanent disability, death, or attaining age 65 provided the participant is employed by the Company on that date.

***Withdrawals***—While participants are employed, no withdrawals may be made from the Company Retirement Account or the Retiree Health Account. Withdrawals may be made from the Savings Account at participants' discretion subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of their vested account balances as permitted by the Plan and by ERISA regulations.

***Loans***—Participants may borrow from their Savings Account a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the amount the outstanding balance of all previous loans on the day of the loan exceeds the highest outstanding loan balance for the 12 months prior to the day of the loan.

Loan terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2005 range from 5.00% to 10.50%. No loans are permitted from the Company Retirement Account or Retiree Health Account. Loans are secured by the remaining balance in the participant's Savings Account. Principal and interest is paid ratably through payroll deductions.

***Priorities Upon Termination***—Though the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.

***Payment of Benefits***—Distribution of benefits is made upon retirement, death, or other termination of employment. Participants may elect to receive distributions in installments or a lump sum.

***Forfeited Accounts***— At December 31, 2005, there were no forfeited nonvested accounts. At December 31, 2004, forfeited nonvested accounts totaled $2,000. During the year ended December 31, 2005, employer contributions were reduced by $37,000 from forfeited nonvested accounts.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***—The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

***Investments***—The Investment Contracts Fund of the Master Trust is stated at contract value (cost plus interest earned to date, less withdrawals and administrative expenses) as reported by the Trustee. The contract value of the Investment Contracts Fund was $158,606,000 and $145,415,000 at December 31, 2005 and 2004, respectively, compared to the fair value of $158,754,000 and $147,331,000, respectively. The Investment Contracts Fund is fully benefit-responsive, meaning participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield for the Investment Contracts Fund was 5.0% for the year ended December 31, 2005. The crediting interest rate was 4.9% and 5.1% at December 31, 2005 and 2004, respectively. Crediting interest rates are influenced by the yield and any gain or loss on investment contracts underlying the Investment Contracts Fund. The yield on the Investment Contracts Fund is an average of the crediting rates of interest for the underlying investment contracts and the blended yields of the T. Rowe Price Stable Value Common Trust Fund and the Putnam Stable Value Fund. The crediting interest rates for investment contracts held directly by the Investment Contracts Fund are expected to be fixed for the duration of the contracts. Yields for the T. Rowe Price Stable Value Common Trust Fund and the Putnam Stable Value Fun change daily. Employer-directed withdrawals may result in limits on book-value payments based on corridors listed in individual contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Loan Fund is valued at cost plus accrued interest, which approximates fair value.

Investments in all other funds of the Master Trust are stated at fair value, based on quoted market prices, as reported by the Trustee.

***Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, collective trusts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

***Administrative Expenses***—Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust income or property are charged to participant accounts, where applicable, or are paid in such manner as the Company determines. Audit fees and bank fees are included in Administrative expenses.

***Payment of Benefits***—Benefits are recorded when paid. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2005 and 2004.

***Transfers***—Other entities of the Corporation sponsor defined contribution plans, besides the Plan. When an employee transfers to any other BorgWarner entity covered by a different BorgWarner-sponsored plan, that participant's account balance is transferred to the corresponding plan.

## 3. EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

The Master Trust invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain Master Trust investments are shares of mutual funds and other investments managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for administrative services amounted to $4,000 for the year ended December 31, 2005, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.

At December 31, 2005 and 2004, the Master Trust held 211,000 and 217,000 shares, respectively, of BorgWarner Inc. common stock, the sponsoring employer, on behalf of the Plan. These shares had a fair value of $12,822,000 and $11,730,000 at December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, the Master Trust recorded dividends of $124,000 on BorgWarner Inc. common stock on behalf of the Plan.

The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee shall be charged to the Plan. The Company shall have the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

As of December 31, 2004, there was a liability to the Company of $9,000 for 2003 auditing fees paid by the Company during 2004 to be reimbursed in accordance with the Plan document. There are no amounts to be reimbursed to the Company as of December 31, 2005, for any prior periods.

## 4. TAX STATUS

The Plan obtained a determination letter, dated November 19, 2001, in which the Internal Revenue Service stated the Plan complied with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan's management believes the Plan is currently designed and being operated in accordance with the applicable rules and regulations of the IRC; therefore, no provision for income taxes has been made in the Plan's financial statements.

## 5. MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of trust assets of a number of defined contribution plans of the Corporation for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain (loss) of the investment account to the various participating plans.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

At December 31, 2005 and 2004, the Master Trust consisted of the investments of five defined contribution plans sponsored by entities of the Corporation. The investments held by the Master Trust are valued at fair value at the end of each business day, with the exception of Investment Contracts valued at cost plus interest earned to date. The net gain (loss) in the Master Trust is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

At December 31, 2005 and 2004, the Plan's interest in the net assets of the Master Trust was approximately 7.49% and 7.21%, respectively.

The following tables present the carrying value of investments of the Master Trust as of December 31, 2005 and 2004, and the components of investment income for the Master Trust for the year ended December 31, 2005:

| | 2005 | 2004 |
|---|---|---|
| | (in thousands) | |
| Carrying value of investments: | | |
| Collective trust funds | $368,678 | $157,124 |
| Investment Contracts Fund | 158,606 | 145,415 |
| BorgWarner Inc. Stock Fund | 125,822 | 124,340 |
| Mutual funds | 123,891 | 321,959 |
| Loan Fund | 6,339 | 6,163 |
| Cash and cash equivalents | - | 518 |
| Total | $783,336 | $755,519 |

| | Year Ended December 31, 2005 |
|---|---|
| Investment income (in thousands): | |
| Net appreciation/(depreciation) in fair value of investments: | |
| Collective trust funds | $ 207,055 |
| BorgWarner Inc. Stock Fund | 14,342 |
| Mutual funds | (194,811) |
| Total net appreciation in fair value of investments | 26,587 |
| Interest income | 335 |
| Dividend income | 26,782 |
| Total | $ 53,704 |

* * * * * *

# SUPPLEMENTAL SCHEDULE

## BORGWARNER MORSE TEC INC.,
## ITHACA PLANT RETIREMENT SAVINGS PLAN

### FORM 5500—SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

| Identity of Issue, Borrower, Lessor, or Similar Party | Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | Current Value |
|---|---|---|
| * Loans to participants | Loans to participants, interest rates ranging from 5.00% to 10.50%; maturities ranging from 6 months to 5 years | $ 761 |

* Denotes party-in-interest.

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BORGWARNER MORSE TEC INC., ITHACA PLANT
RETIREMENT SAVINGS PLAN

Date: June 19, 2006

By: Timothy M. Manganello

Name: Timothy M. Manganello

Title: Member Retirement Savings Plan Committee

By: Robin J. Adams

Name: Robin J. Adams

Title: Member Retirement Savings Plan Committee

By: Jeffrey L. Obermayer

Name: Jeffrey L. Obermayer

Title: Member Retirement Savings Plan Committee

By:___________________________

Name: Angela D'Aversa

Title: Member Retirement Savings Plan Committee

**EXHIBIT INDEX**

| EXHIBIT # | DESCRIPTION |
|---|---|
| 23 | Consent of Independent Registered Public Accounting Firm |

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in Registration Statement No. 333-118203 on Form S-8 of BorgWarner Inc. of our report dated June 19, 2006, appearing in this Annual Report on Form 11-K of the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Detroit, Michigan
June 19, 2006

Member of
Deloitte Touche Tohmatsu